Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

July 2, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Microsoft Corporation

        Form 10-Q for the Quarterly Period Ended March 31, 2013

        File No. 000-14278

Dear Mr. Krikorian,

This letter responds to your comments communicated to us in your letter dated June 20, 2013. Following are our responses to the specific comments in your letter.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Financial Statements

Notes to Financial Statements (Unaudited)

Note 12 – Income Taxes, page 23

1.	You indicate that tax contingencies and other tax liabilities increased due to transfer pricing developments in certain foreign tax jurisdictions. Explain the nature and effect of these transfer pricing developments. In addition, tell us what consideration was given to enhancing your disclosure to indicate the possible impact on your effective tax rate if certain tax jurisdictions are taxed at a higher rate as a result of these developments. Further, consider disclosing the amount of foreign income before taxes for each tax jurisdiction that has a lower tax rate than your statutory tax rate.

Response:

The increase in our tax contingencies balance in the third quarter of fiscal year 2013 primarily relates to accruals for transfer pricing developments in connection with a tax audit in Denmark. These developments primarily relate to our 2002 acquisition of Navision and subsequent integration into Microsoft. As the potential related tax liability is creditable in the US, for which we recorded an increase in other long-term assets, these developments do not have a material impact on our effective tax rate and therefore we determined that the developments did not warrant further disclosure.

The foreign jurisdictions that have a material impact on our effective tax rate are Ireland, Singapore, and Puerto Rico. We disclose these in our MD&A and our tax footnote. In addition, we quantify and disclose the collective impact of these jurisdictions on our effective tax rate in our effective tax rate reconciliation in our income tax footnote annually in our Form 10-K. We considered disclosing income

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

before income taxes by country but believe our disclosures convey the material drivers of our effective tax rate and are consistent with the current rules and regulations. If the distribution of our income materially changes, we will modify our tax disclosures in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

2.	You indicate that “your solutions allow [y]our customers to use both the cloud and their on-premise assets.” Please explain to us how you recognize revenue for these types of hybrid arrangements. Explain how you determine the timing and amount of revenue to allocate to each unit of accounting. In addition, indicate whether the arrangement fee is cancelable if certain units are not delivered and whether any of the units are essential to the functionality of other units included in an arrangement. Ensure that your revenue recognition policy in future filings addresses these types of arrangements and includes the disclosures in ASC 605-25-50. Provide us with any proposed changes to your disclosure.

Response:

Our customers have the choice to license our software on premise or to license our software through cloud-based offerings. Though we provide our customers flexibility to contract for both on premise software and cloud-based offerings through the same agreement, each end user license provides only rights to either on premise software or cloud-based offerings. Each offering is independent of the other and is not essential to the functionality of the other. Each end user license is a single deliverable, a single unit of accounting, and is not cancelable. As disclosed in our accounting policies footnote in our Form 10-K, licensing arrangements that include a perpetual license for current products combined with rights to receive future versions of software products on a when-and-if-available basis are accounted for as subscriptions, with revenue recognized ratably over the billing coverage period. We also disclose that certain arrangements that allow for the use of a product or service over a period of time without taking possession of software are also accounted for as subscriptions, which captures the majority of the revenue derived from our cloud-based offerings.

As revenues from our cloud-based offerings grow, in future filings, we will include the specific revenue recognition policy for cloud-based services:

“Revenue from cloud-based services arrangements that allow for the use of a product or service over a period of time without taking possession of software are accounted for as subscriptions. Revenue from cloud-based services arrangements that are provided on a consumption basis are accounted for as the customer consumes them.”

3.

Although you discuss in detail in this section material opportunities for the growth of your business, there is comparatively little discussion of the risks and challenges that you face. Advise what consideration you have given to expanding your overview to address in detail the challenges you face in the short and long term and the actions that management is taking to address them. For example, consider addressing the effect on your Windows business of the

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

transition to a new era of computing devices. Consider discussing such matters as the competitive environment and the methods of competition, the willingness of original equipment manufacturers of new computing devices to use your Windows 8 platform and the challenges you will face in transitioning your hardware and software ecosystem to this evolving market. In this regard, we refer to your third quarter earnings call on April 18, 2013 and disclosure under the risk factor subcaption “We face intense competition across all markets…” on page 50.

Response:

In future filings, we will include additional information in the “Overview” section of our MD&A about key risks and challenges, such as challenges relating to the transition to a new era of computing devices and services and its impact on our business, and how management is addressing them. In accordance with the Staff’s Release No. 33-8350, we will focus on risks and challenges that relate most directly to the information in the MD&A and provide the most relevant additional context for that discussion. The MD&A disclosure will be in addition to the detailed analysis of our risks in the Risk Factors section.

Results of Operations, page 33

4.	In your discussion of the results of operations, you often refer to two or more sources as factors or events that explain a material change. For each of your segments, tell us what consideration you gave to quantifying the amount of each of the factors or events identified and to analyzing how those factors are reflecting a trend. For example, tell us what consideration you gave to providing an analysis that discusses why you were able to increase revenue in the Windows Division while the x86 PC market has declined significantly in this quarter. In this regard, we note that in prior filings you have stated that the Windows Division revenue is largely correlated to the PC market worldwide, however, this statement is not included in this Form 10-Q. Further, consider disclosing the amount of revenue earned from Window 8 and Window 7 as part of your discussion of the trends in the x86 PC market. Consider also quantifying revenue earned from the sale of Surface tablets, including the number of units sold. In addition, tell us whether any portion of the $1.1 billion in Windows Upgrade revenue earned this quarter was recognized due to the upgrade right expiring. Refer to Item 303(a)(3) of Regulation S-K, Section III.D of SEC Release 33-6835 and Section III.B of SEC Release 33-8350.

Response:

In future filings, where practical we will quantify (either numerically or in percentage terms) the material factors or events impacting our results of operations, as well as describe the impacts of known material trends. We discuss and quantify factors and events that explain material changes in our consolidated results for the quarter. For example, we state that consolidated revenue increased (in part) due to an increase in Server and Tools products and services revenue. In the discussion of Server and Tools segment results, we discuss and quantify the revenue increase from products ($396 million) and enterprise services ($112 million).

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

As noted in our discussion of the Windows Division in the 10-Q, the increase in revenue resulted mainly from the recognition of $1.1 billion of revenue related to the Windows Upgrade Offer that was deferred from prior periods. Nearly all of this revenue was recognized as a result of the expiration of the Upgrade Offer.

With respect to the correlation of the Windows Division revenue to the x86 PC market, with the proliferation of alternative devices and the introduction of Surface, the Windows Division revenue began to be less correlated to the x86 PC market, because the x86 PC market does not include tablets. Therefore we removed that language, deemphasizing the importance of the x86 market to overall Windows Division revenue.

We assess Windows revenue growth based on total Windows operating system revenue rather than on a Windows 8 and Windows 7 basis. We discuss revenue on a version basis within the MD&A when there are upgrade rights in connection with transitioning between two versions that have a material impact on revenue. Otherwise, we disclose Windows operating system revenue in total in the product table in our segment footnote in our annual report.

Since Surface has just been introduced, we will quantify Surface revenue in the MD&A when the revenue becomes material.

Microsoft Business Division, page 37

5.	We note from your discussions in the overview section and during your third quarter earnings call on April 18, 2013 that the launch of the new version of Office represents a fundamental shift in your model to subscriptions. Since this model appears to be impacting the timing of revenue recognition, consider providing an analysis of the effects of changing to this model for Office software and any other products. Discuss the impact this trend will have on your revenues by separately disclosing the amount of revenue that is being recognized upfront and ratably. We refer you to Item 303(a)(3)(ii) of Regulation S-K, Section III.D of SEC Release 33-6835 and Section III.B of SEC Release 33-8350.

Response:

We offer perpetual licenses for current products combined with rights to receive future version of software products on a when-and-if-available basis and account for these offers as subscriptions (“Multi-Year Licensing”). As we offer new products and services, we are offering subscription licensing as an additional licensing option for certain of these new products and services. A shift from our Multi-Year Licensing to our subscription licensing models has little impact on the timing of revenue recognition because they are both accounted for as subscriptions. What does impact the timing of our revenue recognition is when existing customers shift from transactional licensing to subscription licensing (e.g. customers purchasing fully packaged Office off the shelf shifting to an Office 365 subscription). Thus far, the impact of this shift for Office and all other product and service offerings has been immaterial. However, we propose to add the following language in the MD&A Overview in our 2013 Form 10-K:

“If our customers elect to license cloud-based versions of our products and services rather than licensing transaction-based products and services, the associated revenue will shift from being recognized at the time of the transaction to being recognized over the subscription period or upon consumption, as applicable.”

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

We also disclose unearned revenue by segment and by material component in our unearned revenue footnote and the forecasted earn out of this deferred revenue in our MD&A. Should we see a material shift in our business that impacts unearned revenue, we will adjust our disclosures.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/s/ FRANK BROD
Frank H. Brod Corporate Vice President, Finance and Administration and Chief Accounting Officer

cc:	Amy Hood, Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, Executive Vice President and General Counsel